ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, MA 02116

VIA EDGAR

April 15, 2022

Attention:	Kevin Dougherty

Laura Nicholson

Mark Wojciechowski

John Cannarella

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. II Registration Statement on Form S-4 Filed February 8, 2022 File No. 333-262583

Ladies and Gentlemen:

Set forth below are the responses of ArcLight Clean Transition Corp. II (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2022, with respect to the Company’s Registration Statement on Form S-4, File No. 333-262583 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2, unless otherwise specified.

Registration Statement on Form S-4 filed February 8, 2022

Questions and Answers about the Business Combination and the Special Meeting

Q. What Equity Stake Will Current ArcLight Equityholders and OPAL Fuels..., page 14

1.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has provided the requested total potential ownership interest of the Sponsor and its affiliates as a percentage of outstanding shares of New OPAL following the Business Combination on pages 14, 204, 273 and 274.

Q. Do Any of Arclight's Directors or Officers Have Interests in the Business Combination.,,, page 22

2.	We note your reference here to your section about interests of ArcLight's directors and officers in the Business Combination beginning on page 140 and also your reference to a risk factor on this topic which we note begins on page 75. We also note your disclosure in the summary on page 35. In the risk factor you disclose the value of the Class B ordinary shares by ArcLight's sponsor and independent directors, but we note that your sponsor also purchased an aggregate of 9,223,261 ArcLight private placement warrants, and that at the closing of the business combination, ArcLight’s sponsor, directors and officers, and their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on ArcLight’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 39, 158 and 159 of Amendment No. 2.

3.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 39 and 158 of Amendment No. 2.

Summary, page 26

4.	As part of this transaction, we note that you have entered into a subscription agreement with affiliates of Nextera Energy, Inc. to sell 1,000,000 Series A preferred units of OPAL Fuels for $100 million, and that such additional securities will be used to satisfy the “Aggregate Transaction Proceeds” required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of these securities and to disclose the potential impact of those securities on non-redeeming shareholders.

RESPONSE:

The Company has revised the disclosure on pages 31 through 32 and 134 through 136 of Amendment No. 2 to discuss the key terms of these securities and has expanded its risk factor disclosure on pages 74 and 75 of Amendment No. 2 to disclose the potential impact of such securities on non-redeeming shareholders.

Simplified Post-Combination New OPAL Structure, page 28

5.	Please quantify the ownership levels and voting interests of the entities in this chart in New OPAL and OPAL Fuels, and the redemption level assumed.

RESPONSE:

The disclosure has been revised on page 30 in Amendment No. 2 to quantify the ownership levels and voting interests of the entities in this chart in New OPAL and OPAL Fuels, and the redemption level assumed.

Risk Factors, page 47

6.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 91 of Amendment No. 2.

Some of ArcLight's officers and directors may have conflicts of interest..., page 75

7.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 2.

Pre-existing relationships between participants in the Business Combination and the related transactions..., page 76

8.	You disclose that certain of the participants in the Business Combination and the PIPE Financing or their affiliates have pre-existing relationships that could give rise to conflicts of interest in connection with the Business Combination and related transactions. For example, you disclose that certain of the PIPE Investors (including one of the lead PIPE Investors) have interests in or are affiliated with investors in OPAL Fuels, as well as certain other contractual relationships with OPAL Fuels. We also note your disclosure on page 264 that an affiliate of ArcLight is participating in the PIPE. Please clarify if ArcLight's sponsor or its affiliates have any ownership interest in OPAL Fuels or any contractual relationship with OPAL Fuels. If so, please disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid, and also clarify how the board considered those conflicts in negotiating and recommending the business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither ArcLight's sponsor nor its affiliates have any ownership interest in OPAL Fuels or any contractual relationship with OPAL Fuels prior to the completion of the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 2.

If the Business Combination is consummated, ArcLight's shareholders will experience dilution,, page 77

9.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. It appears that underwriting fees remain constant and are not adjusted based on redemptions.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of Amendment No. 2.

OPAL Fuels' current majority stockholder is expected, following the Business Combination, to have control over all stockholder decisions , page 86

10.	We note your disclosure on page 86 that Mr. Mark Comora will hold in the aggregate a substantial majority of the voting power of your capital stock and will control a majority of the combined voting power of New OPAL Common Stock, and therefore be able to control most matters submitted to New OPAL stockholders for approval. Please revise to quantify the voting power to be held by Mr. Comora.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 2.

The Background of the Business Combination Agreement, page 101

11.	Your charter waived the corporate opportunities doctrine under certain circumstances. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 41, 82 and 154 of Amendment No. 2 to address the potential conflict of interest resulting from the waiver of the corporate opportunities doctrine in its charter. Further, the Company advises the Staff that the Company is not aware of any officer or director of the Company who refrained from presenting any opportunity to acquire a target business to the Company in reliance on the charter’s limited waiver or the corporate opportunities doctrine or as a result of a pre-existing fiduciary or contractual obligation. To the Company’s knowledge, the waiver of the corporate opportunities doctrine in its charter did not impact the Company’s search for an acquisition target.

Negotiations with OPAL Fuels, page 103

12.	Throughout this section, you disclose meetings and discussions among ArcLight, OPAL Fuels, and each side's respective advisors. Please revise to make clear the persons involved in negotiations or other activities.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 112 through 115 of Amendment No. 2.

PIPE Financing (Private Placement), page 125

13.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

RESPONSE:

The Company respectfully submits to the Staff that there are no material differences between the terms and price of securities issued at the time of the IPO and the securities issued to the PIPE Investors at the time of the business combination, except the purchasers of Units in the IPO received one ArcLight Class A ordinary share and one-fifth of one Public Warrant for $10.00 per Unit, whereas the shares of New OPAL Class A Common Stock being purchased by the PIPE Investors do not have any warrants attached thereto. Additionally, PIPE Investors do not have any redemption rights with respect to the securities purchased pursuant to the PIPE Investment, nor do the PIPE Investors have the ability to sell such securities other than pursuant to a registration statement or exemption from registration.

Certain Opal Fuels Projected Financial Information, page 129

14.	Please clarify the extent to which the projected items represent the most probable specific amount for each financial item projected, and reconcile your statement indicating you do not intend to provide any update or revision to the prospective information, with Item 10(b)(3)(iii) of Regulation S-K, as it may pertain to circumstances under which you would know or have reason to know that your previously disclosed projections no longer have a reasonable basis.

RESPONSE:

The Company respectfully advises the Staff that the OPAL Fuels financial projections included in the proxy statement/prospectus are included solely to provide the Company’s shareholders with access to the information made available to the board of directors of the Company in its overall evaluation of OPAL Fuels and its consideration of the proposed Business Combination, were not intended for third party use, including by investors or shareholders, and were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the AICPA.

In response to the Staff’s comment, the disclosure has been revised on pages 141 through 147 of Amendment No. 2 to clarify that the projected items represented at the time made, in the opinion of management of OPAL Fuels, the most probable amount for each financial item projected. The disclosure on pages 141 through 147 of Amendment No. 2 has also been revised to reconcile the previously stated intention not to provide any updates or revisions to the prospective information, with Item 10(b)(3)(iii) of Regulation S-K, in circumstances under which management of OPAL Fuels knows or has reason to believe the previously disclosed projections no longer have a reasonable basis.

15.	Please revise to clarify that the key elements of the projections summarized on page 131 do not reflect certain expenses and impacts associated with the terms of the business combination agreement. For example, the projections do not reflect i) the potential expense or dilutitive effect associated with the issuance of 10 million incremental shares to the extent that New OPAL’s annual EBITDA for the calendar year 2023 and 2024 exceeds the amounts of Adjusted EBITDA depicted in the projections, ii) the calculation of earnings attrituable to New Opal resulting from the legacy shareholders' retention of their majority interests of Opal Fuels, or iii) the use of cash necessary to fulfill the potential obligations resulting from the Tax Receivable Agreement.

RESPONSE:

The Company has revised its disclosure on pages 146 and 147 of Amendment No. 2 to clarify that the key elements of the projections summarized on page 143 do not reflect certain expenses and impacts associated with the terms of the business combination agreement, including for example, the items stated in the Staff’s comment.

16.	We note your disclosure regarding the financial forecasts provided by OPAL Fuels to ArcLight and the estimates and assumptions used in preparing the forecasts. Please revise to qualitatively and quantitatively discuss all material assumptions underlying the projections. For example, we note the financial forecast information provided in Slide 39 of your December investor presentation filed as Exhibit 99.2 to a Form 8-K filed on December 2, 2021. Please also provide additional details and quantitative support, as appropriate, for the material assumptions that account for the projected significant revenue growth through 2025.

RESPONSE:

The Company has revised its disclosure on pages 144 through 147 of Amendment No. 2 to (1) qualitatively and quantitatively discuss all material assumptions underlying the projections and (2) provide additional details and quantitative support, as appropriate, for the material assumptions that account for the projected significant revenue growth through 2025.

17.	We note that a significant amount of projected RNG supply and increases in EBITDA from 2021-2025 described on slides 40 and 41 of the December investor presentation appears to be from in-development "controlled" projects. Please discuss if such "controlled" projects are disclosed in the business section under "OPAL’s Projects" beginning on page 217 or otherwise revise to disclose these "controlled" projects and the assumptions as to their development over the next five years.

RESPONSE:

The Company advises the Staff as follows with respect to the in-development “controlled” projects1 (the “Development Projects”) described on slides 40 and 41 of the December investor presentation (the “Presentation”):

●	Included in the “OPAL’s Projects” tables portion of the Registration Statement (the “Business Section”) are the Development Projects from the Presentation that are either: (i) in operation, (ii) under construction, or (iii) renewable power projects that are candidates for conversion to an RNG project. As such, ten (10) out of sixteen (16) of the Development Projects mentioned in the Presentation are included in “Information About OPAL” as part of the Registration Statement given their current operating status. We have provided additional disclosure in “OPAL’s Projects” section about Development Projects and have disclosed that there are additional projects in development that were not included in the “OPAL’s Projects” tables. At time of the Presentation, there were six (6) additional projects in development and we have indicated in the additional disclosure that there are now seven (7) additional projects in development.

[1]	For purposes of clarity, the use of the term of art “controlled” in the Presentation did not, and does not, mean or imply legal or accounting control of any entity or party associated with such potential in-development project, other than to the limited extent these projects have achieved one or more of the key milestones delineated in the additional disclosure in the “OPAL’s Projects” section of the S-4.

●	With the passage of time, any list of potential projects that are considered in-development and that are used to help project the future prospects for OPAL Fuels’ business as of any particular date or time, much like the list Development Projects referenced in the Presentation, will be somewhat dynamic and will necessarily evolve. As the due diligence, design, and development processes proceed, some projects will advance in the development cycle while others may not continue to meet our requirements and may not be pursued, or may be scaled back.

●	OPAL Fuels is continually pursuing opportunities for other projects that might not, as of the specific date of the projections, been considered sufficiently advanced to have been included in the Presentation for financial projection purposes, but which considered in hindsight would be appropriate for inclusion in projections made at the later date. Management of OPAL Fuels, consistent with its response to comment no. 14, continues to believe that the projected items represented at the time made, in the opinion of management of OPAL Fuels, the most probable amount for each financial item projected and that these projections continue to have a reasonable basis consistent with Item 10(b)(3)(iii) of Regulation S-K.

In addition, we have revised Amendment No. 2 on page 231 under the heading “OPAL’s Projects” to discuss these in development projects, and we have included in the revisions to Amendment No. 2 relating to the Staff’s comment no. 16 on pages 232 through 233 of Amendment No. 2 the assumptions as to their development over the next five years.

18.	We note your disclosure cautioning investors "not to rely” on the OPAL Fuels’ projected financial information. While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them as you have included the disclosures. Please revise your disclosures accordingly.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 142 and 143 of Amendment No. 2.

Forum Selection (Proposal 4D), page 152

19.	We note your disclosure regarding your exclusive forum provision for “certain actions and claims.” Please revise your disclosure in this section to identify such actions and claims, and to clarify the courts selected in your exclusive forum provision. In addition, please disclose that the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. We note the related statement in Section 12.1 of your proposed charter, and your disclosure on page 276. In addition, please disclose the provision in Section 12.3 of your proposed charter that selects the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please ensure that you make conforming changes throughout your prospectus.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 167 and 169 of Amendment No. 2.

Material U.S. Federal Income Tax Considerations, page 166

20.	Please provide an opinion of counsel as to the tax consequences of the Domestication. For example, you disclose that the U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code, and you disclose that the transaction should qualify as a reorganization under Section 368(a)(1)(F) of the Code. See Item 601(b)(8) of Regulation S-K, and for further guidance, Section III of Staff Legal Bulletin 19 (October 14, 2011).

RESPONSE:

In response to the Staff’s comment, the Company has filed such opinion as Exhibit 8.1.

Unaudited Pro Forma Combined Financial Information

Note 3 - Accounting for the Transactions

Earnout page 190

21.	We note disclosure that the accounting treatment of the earnout arrangements are being evaluated to assess if the arrangements qualify as equity classified instruments or liability classified instruments. Please tell us how you considered the guidance in ASC 805-10- 55-24 through 25 in determining the appropriate accounting treatment for these earnout arrangements.

RESPONSE:

The Company respectfully advises the Staff that it has completed its preliminary assessment of the appropriate accounting treatment for the earnout awards under US GAAP, and has revised the disclosure on pages 204 through 206 of Amendment No. 2 to address classification and measurement of the awards. As described in the Registration Statement filed on February 8, 2022, the Company has determined that the Business Combination represents a common control transaction that will be accounted for similar to a reverse recapitalization. The substance of the transaction is a capital transaction rather than the acquisition of a business subject to the business combinations guidance provided in ASC 805, Business Combinations. As such the earnout awards are not considered to be contingent consideration in the context of a business combination subject to ASC 805-10. We next considered whether the earnout awards should be accounted for as a stock based compensation arrangement subject to ASC 718, Compensation - Stock Compensation or as a financing transaction in the scope of ASC 480, Distinguishing Liabilities from Equity and ASC 815-40, Contract in Entity’s Own Equity. To make this determination, we considered the guidance in ASC 805-10-55-24 through 55-25 by analogy for indications that the arrangement may represent compensation for services. In considering this guidance, we placed significant weight on the following factors:

1)	The OPAL Earnout Awards are to be granted to all holders of the OPAL Fuels’ legacy equity instruments, regardless of whether such holders are employed by OPAL Fuels or are financial investors. There are no different terms or conditions associated with the portion of the earnouts that are to be granted to entities affiliated with the founders or other executives of OPAL Fuels.

2)	The arrangements are not contingent on any ongoing employment or service requirements after the closing of the Business Combination.

In consideration of these factors, as well as the other facts and circumstances surrounding the overall structure of the Business Combination, we have concluded that none of the earnouts should be accounted for within the scope of ASC 718. Furthermore, after completing our preliminary assessments, we have concluded that (i) the Sponsor Earnout Awards do not meet the criteria in ASC 815-40-15-7A to be indexed in the issuer’s post-transaction stock as the arrangements contain variables (e.g. the presence of a change-in-control-related settlement provisions) that could affect the settlement amount which would not be inputs to the fair value of a fixed-for-fixed forward or option on the equity shares, and (ii) OPAL Earnout Awards will be classified as a liability under the Topic 480 because the OPAL Earnout Awards are considered indexed to an obligation to repurchase shares by delivering cash or other assets because the equity securities to be delivered upon settlement of such awards are redeemable outside the control of the Company.

Note 6 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet page 193

22.	In note 6 (1) you discuss the Tax Receivable Agreement (TRA), and the potential for significant cash payments related to such agreement. Please revise to quantify in this disclosure the estimated maximum payment that you may be required to make under the TRA if there were a redemption of all of the OPAL Common Units by TRA participants, or if there were a change of control, or termination of the TRA as discussed on pages 127 and 265 of the document.

RESPONSE:

The Company has revised its disclosure on pages 98, 138, 208 and 280 of Amendment No. 2 to quantify in this disclosure the estimated maximum payment that the Company may be required to make under the TRA if there were a redemption of all of the OPAL Common Units by TRA participants, or if there were a change of control, or termination of the TRA.

Information about OPAL Fuels

Overview of Dispensing and Monetization Business, page 213

23.	We note your disclosure that in November 2021 OPAL signed a five-year agreement with a leading renewable energy company who will purchase a substantial majority of OPAL’s Environmental Attributes (RINs and LCFS credits). Please file this agreement as a material contract under Item 601 (b)(10) of Regulation S-K, or provide your analysis why such agreement is not material.

RESPONSE:

We note that the referenced agreement was filed as Exhibit 10.10 to Amendment No. 1.

Opal Fuels' Management's Discussion and Analysis of Financial Condition and Results of Operations, page 234

24.	We note that you discuss some of the reasons for changes in various line items of your statements of operations although there appear to be instances where the overall change is not sufficiently addressed. When there is more than one reason for a significant change, you should quantify the impact of each reason having a material impact on the overall change in the line item. For example, you indicate that the increase in revenue from RNG Fuel for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was attributable primarily to acquiring the remaining 56% interest in Beacon and the execution of a new customer sales agreement for Environmental Attributes. With regard to your revenue variances, disclose the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303 of Regulation S-K.

RESPONSE:

In the various line items of OPAL Fuels’ statement of operations referenced in “Opal Fuels' Management's Discussion and Analysis of Financial Condition and Results of Operations”, the disclosure in Amendment No. 2 on pages 250 through 252 has been revised, when there is more than one reason having a material impact on the overall change in the line item, to quantify the impact of each reason having a material impact on the overall change in the line item. In addition, with regard to OPAL Fuels’ revenue variances in “Opal Fuels' Management's Discussion and Analysis of Financial Condition and Results of Operations”, Amendment No. 2 has been revised on pages 250 through 252 to disclose the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.

Index to Financial Statements, page F-1

25.	Please revise to provide updated financial statements and related disclosures for Arclight Clean Transition Corp II and OPAL Fuels LLC as required by Item 8-08 of Regulation S-X.

RESPONSE:

The Company has revised its disclosure on pages F-2 through F-79 of Amendment No. 2 to provide updated financial statements and related disclosures for Arclight Clean Transition Corp II and OPAL Fuels LLC as required by Item 8-08 of Regulation S-X.

Opal Fuels LLC Financial Statements

Note 2 Summary of Significant Accounting Policies, page F-75

26.	We note disclosure on page 235 that in December 2020, Fortistar and certain of its affiliated entities contributed their respective ownership interests in the following legal entities to OPAL in a common-control reorganization: TruStar Energy Holdings LLC, Fortistar RNG LLC, Fortistar Methane 3 Holdings LLC, Fortistar Methane 3 LLC, Fortistar Contracting LLC, and Fortistar Methane 4 LLC. OPAL accounted for its receipt of these interests as a transfer under common control, and accordingly retained the historical basis of accounting by its parent company as if the entities had always been held by OPAL. Please disclose the nature of and describe the accounting policy for this December 2020 transaction in the notes to your financial statements. In doing so, refer to ASC 805-50-45-5 and tell us how you considered the requirement to disclose that the financial data of previously separate entities are combined for periods prior to December 2020.

RESPONSE:

The disclosure in footnote 3 to OPAL Fuels’ financial statements, included on page F-37 of Amendment No. 2 has been revised to disclose the nature of and the accounting policy for this December 2020 transaction, referring to ASC 805-50-45-5 and how OPAL Fuels considered the requirement to disclose that the financial data of previously separate entities are combined under common control for all periods presented prior to December 2020.

Exhibits and Financial Statements Schedules, page II-1

27.	Please file the senior secured credit facility, the Administrative Services Agreement with Fortistar Services 2 LLC, the Indemnification and Hold Harmless Agreement with Fortistar, and the Flue Gas Offtake and Preferred Partner Agreement, or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We note that the referenced agreements were filed as Exhibits to Amendment No. 1.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Jennifer Wu of Kirkland & Ellis LLP at (512) 678-9150 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ArcLight Clean Transition Corp. II

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	Chief Executive Officer and President

Enclosures

cc:	Marco F. Gatti (ArcLight Clean Transition Corp. II)
Julian J. Seiguer (Kirkland & Ellis LLP)
Jennifer Wu (Kirkland & Ellis LLP)
Noah Allen (Kirkland & Ellis LLP)
T. Allen McConnell (Sheppard, Mullin, Richter & Hampton LLP)
John H. Booher (Sheppard, Mullin, Richter & Hampton LLP)